United States securities and exchange commission logo





                           November 21, 2022

       Jay Backstrom
       Chief Executive Officer
       Scholar Rock Holding Corp
       301 Binney Street
       Cambridge, MA 02142

                                                        Re: Scholar Rock
Holding Corp
                                                            Registration
Statement on Form S-3
                                                            Filed November 14,
2022
                                                            File No. 333-268329

       Dear Jay Backstrom:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jesse R. Fishman